August 31, 2007

Mail Stop 4561

Mr. H. William Willoughby
Principal Financial Officer
Capital Realty Investors III Limited Partnership
11200 Rockville Pike
Rockville, MD 20852

Re: **Capital Realty Investors III Limited Partnership**
        Form 10-KSB for the year ended December 31, 2006
        Filed April 3, 2007
        File No. 0-11962

Dear Mr. Willoughby:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page III-6

1. Please revise the filing to include all reports of other auditors that are referenced in the principal auditor's report or advise us. The reports of accountants other than the principal accountant must be filed when reliance is placed on their work

and reference is made to the reports in the principal auditor's report. Refer to Rule 2-05 of Regulation S-X.

Note 2 – Investments in and Advances to Partnerships, page III-16

2. In connection with your 2006 gain from extinguishment of debt, please tell us the names of the purchase money noteholders. In addition, considering that extinguishment transactions between related enterprises may be in essence capital transactions, please confirm to us that the purchase money noteholders are not related parties. Refer to footnote 1 of APB 26.

3. Further to our previous comment, please tell us how you concluded that the transfer of equity interest in full settlement of the notes does not constitute a troubled debt restructuring pursuant to SFAS 15 and EITF 02-4. In addition, tell us how you measured the amount of gain recognized. Please cite any relevant terms of the related agreements that are not apparent from your disclosure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant